As filed with the Securities and Exchange Commission on August 24, 2023

Securities Act File No. 333-266664

  Investment Company Act File No. 811-23586

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 1	[X]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]
Amendment No. 9	[X]

RiverNorth Flexible Municipal Income Fund II, Inc.

 (Exact name of registrant as specified in charter)

360 South Rosemary Avenue, Suite 1420

West Palm Beach, FL 33401

 (Address of principal executive offices)

(561) 484-7185

(Registrant’s Telephone Number)

 Marcus L. Collins, Esq.

RiverNorth Capital Management, LLC

 360 South Rosemary Avenue, Suite 1420

West Palm Beach, FL 33401

 (Names and addresses of agents for service)

Copies to:

 Joshua B. Deringer

Faegre Drinker Biddle & Reath LLP

 One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

 (215) 988-2700

Approximate Date of Proposed Public Offering: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

[ ]	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[X]	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
[ ]	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
[ ]	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
[ ]	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

[ ]	when declared effective pursuant to Section 8(c) of the Securities Act

If appropriate, check the following box:

[ ]	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
[ ]	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _____.
[ ]	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: _____.
[X]	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-266664.

Check each box that appropriately characterizes the Registrant:

[X]	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
[ ]	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
[ ]	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
[ ]	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
[ ]	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
[ ]	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
[ ]	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
[ ]	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-266664 and 811-23586) of the RiverNorth Flexible Municipal Income Fund II, Inc. (as amended, the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing Exhibits h.1, h.2, l.3, r.1 and t.2 to the Registration Statement. No changes have been made to Part A or Part B of the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C - OTHER INFORMATION

Item 25: Financial Statements and Exhibits

2.	Exhibits:

a.1	Articles of Incorporation. (1)

a.2	Articles of Amendment and Restatement. (2)

b.	By-Laws of Fund. (2)

c.	None.

d.	None.

e.	Terms and Conditions of the Dividend Reinvestment Plan. (3)

f.	None.

g.1	Investment Management Agreement between Registrant and RiverNorth Capital Management, LLC. (3)

g.2	Sub-Advisory Agreement between RiverNorth Capital Management, LLC and MacKay Shields LLC. (3)

h.1	Distribution Agreement between Registrant and ALPS Distributors, Inc. (7)

h.2	Sub-Placement Agent Agreement between ALPS Distributors, Inc. and UBS Securities LLC (7)

h.3	Form of Master Selected Dealers Agreement. (3)

h.4	Closed-End Fund Distribution Services Agreement. (3)

i.	None.

j.1	Master Custodian Agreement. (3)

j.2	Letter Amending Appendix A to the Master Custodian Agreement. (3)

k.1	Agency Agreement with DST Systems, Inc. (3)

k.2	Adoption Agreement to Agency Agreement. (3)

k.3	Administration Bookkeeping and Pricing Services Agreement with ALPS Fund Services, Inc. (3)

k.4	Form of Sales Incentive Agreement. (3)

k.5	Franklin Rule 12d1-4 Funds of Funds Investment Agreement dated January 20, 2022. (4)

k.6	BlackRock Closed-End Fund Rule 12d1-4 Fund of Funds Investment Agreement dated January 19, 2022. (4)

k.7	Nuveen Closed-End Funds Rule 12d1-4 Investment Agreement dated January 19, 2022. (4)

k.8	Voya Fund of Funds Investment Agreement dated January 19, 2022. (4)

l.1	Opinion and Consent of Fund counsel. (5)

l.2	Opinion and consent of Maryland counsel. (4)

l.3	Consent of Fund Counsel. (7)

m.	None.

n.	Consent of Independent Registered Public Accounting Firm. (6)

o.	None.

p.	Subscription Agreement. (3)

q.	None.

r.1	Combined Code of Ethics for the Registrant and RiverNorth Capital Management, LLC. (7)

r.2	Code of Ethics of Mackay Shields LLC. (3)

s.	Calculation of Filing Fees Tables (6)

t.	Powers of Attorney. (4)

t.2	Power of Attorney for Lisa B. Mougin. (7)

(1)	Filed on July 10, 2020 with Registrant's Registration Statement on Form N-2 (File No. 333- 239784) and incorporated herein by reference.

(2)	Filed on January 14, 2021 with Registrant's Registration Statement on Form N-2 (File No. 333-239784) and incorporated herein by reference.

(3)	Filed on February 22, 2021 with Registrant's Registration Statement on Form N-2 (File No. 333-239784) and incorporated herein by reference.

(4)	Filed on August 8, 2022 with Registrant's Registration Statement on Form N-2 (File No. 333-266664) and incorporated herein by reference.

(5)	Filed on October 7, 2022 with Registrant's Registration Statement on Form N-2 (File No. 333-266664) and incorporated herein by reference.

(6)	Filed on December 2, 2022 with Registrant's Registration Statement on Form N-2 (File No. 333-266664) and incorporated herein by reference..

(7)	Filed herewith.

Item 26: Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 87 of the Prospectus is incorporated by reference. Please also see the Distribution Agreement filed as exhibit (h)(1) hereto.

Item 27: Other Expenses of Issuance and Distribution

The following table sets forth estimated expenses payable by us in connection with all offerings described in this Registration Statement (excluding any placement fees):

Securities and Exchange Commission Fees	$13,905
Financial Industry Regulatory Authority, Inc. Fees	$23,000
Printing and Engraving Expenses	$25,000
Legal Fees	$443,000
Listing Fees	$26,250
Accounting Expenses	$2,500
Blue Sky Filing Fees and Expenses	$--
Miscellaneous Expenses	$--
Total	$533,655

Item 28: Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29: Number of Holders of Securities

At August 2, 2023:

Title of Class	Number of Record Holders
Common Shares, $0.0001 par value	1
Preferred Stock, $0.0001 par value	0

Item 30: Indemnification

Section 7.2 of the Articles of Amendment and Restatement of the Registrant provides as follows:

Any person who is made a party or is threatened to be made a party in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is a current or former director or officer of the Corporation, or is or was serving while a director or officer of the Corporation as a director, officer, partner, trustee, employee, agent, or fiduciary of another corporation, partnership, joint venture, trust, enterprise, or employee benefit plan, shall be indemnified by the Corporation against judgments, penalties, fines, excise taxes, settlements, and reasonable expenses (including attorneys’ fees) actually incurred by such person in connection with such action, suit, or proceeding to the fullest extent permissible under Maryland law, the Securities Act, and the 1940 Act, as such statutes are now or hereinafter in force. In addition, the Corporation shall advance expenses to its current and former directors and officers who are made, or are threatened to be made, parties to any action, suit, or proceeding described above to the fullest extent that advancement of expenses is permitted by Maryland law, the Securities Act and the 1940 Act. The Board of Directors, by Bylaw, resolution, or agreement, may make further provision for indemnification of directors, officers, employees, and agents to the fullest extent permitted by Maryland law. No provision of this Article VII shall be effective to protect or purport to protect any director or officer of the Corporation against any liability to the Corporation or its security holders to which she or he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of her or his office. Upon the direction of the Board of Directors, an advancement-of-costs agreement may be required in order to require the repayment of reimbursed expenses in the event that the foregoing exclusion was later determined to apply.

Please also see the Distribution Agreement filed as exhibit (h)(1) hereto.

Item 31: Business and Other Connections of Investment Advisers

RiverNorth Capital Management, LLC

The information in the Statement of Additional Information under the captions “Board Members and Officers” is hereby incorporated by reference.

The principal occupation of the directors and officers of RiverNorth Capital Management, LLC (the “Adviser”) are their services as directors and officers of the Adviser. The address of the Adviser is 360 South Rosemary Avenue, Suite 1420, West Palm Beach, FL 33401.

Set forth below is information as to any other business, profession, vocation and employment of a substantial nature in which each officer of the Adviser is, or at any during the last two fiscal years has been, engaged for their own account or in the capacity of director, officer, employee partner or trustee:

Name*	Positions with RiverNorth Capital Management, LLC	Other Business Connections	Type of Business
Patrick W. Galley	Chief Executive Officer, Chief Investment Officer and Board of Managers	President and Trustee/Director, RiverNorth Funds and RiverNorth advised Closed-End Funds; Director, RiverNorth Opportunities Fund, Inc., Board of Directors, RiverNorth Holdings, Co.; Board of Managers, RiverNorth Financial Holdings, LLC.	Investments
Jonathan M. Mohrhardt	President, Chief Operating Officer and Board of Managers	Treasurer, RiverNorth Funds and RiverNorth advised Closed-End Funds; Board of Directors, RiverNorth Holdings, Co.; Board of Managers, RiverNorth Financial Holdings, LLC	Investments
Marcus L. Collins	Secretary, General Counsel and Chief Compliance Officer	Chief Compliance Officer, Secretary, RiverNorth Funds and RiverNorth advised Closed-End Funds	Investments
Stephen A. O’Neill	Portfolio Manager	Portfolio Manager, RiverNorth Funds and RiverNorth advised Closed-End Funds, RiverNorth Opportunities Fund, Inc.	Investments

*	The address for each of the named is 360 South Rosemary Avenue, Suite 1420, West Palm Beach, FL 33401.

MacKay Shields LLC

The Registrant’s sub-adviser, Mackay Shields LLC (the “Subadviser”), is a Delaware limited liability company. The list required by this Item 31 of officers and trustees of the Subadviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Subadviser and such officers and trustees during the past two years, is incorporated by reference to Form ADV (SEC File No. 801-5594) filed by the Subadviser pursuant to the Investment Advisers Act of 1940, as amended.

Item 32: Location of Accounts and Records.

RiverNorth Capital Management, LLC maintains the Charter, By-Laws, minutes of directors and shareholders meetings and contracts of the Registrant, all advisory material of the investment adviser, all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules thereunder.

Item 33: Management Services

Not applicable.

Item 34: Undertakings

1.	The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act.

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1), (2), and (3) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)	that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

(a)	for the purpose of determining any liability under the Securities Act, the information omitted from the form prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	The undersigned Registrant hereby undertakes that, for purposes of determining any liabilities under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.	The Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

8.	The Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of West Palm Beach, and State of Florida, on the 24th day of August, 2023.

RiverNorth Flexible Municipal Income Fund II, Inc.

By:	/s/ Patrick W. Galley
Patrick W. Galley, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature		Title	Date
By:	/s/ Patrick W. Galley	President (Principal Executive Officer)	August 24, 2023
Patrick W. Galley
By:	/s/ Jonathan M Mohrhardt	Chief Financial Officer and Treasurer (Principal Financial Officer/Principal Accounting Officer)	August 24, 2023
Jonathan M Mohrhardt
By:	/s/ Patrick W. Galley	Chairman of the Board and Director	August 24, 2023
Patrick W. Galley
	John K. Carter(1)	Director	By:	/s/ Patrick W. Galley
	Lisa B. Mougin(2)	Director		Patrick W. Galley
	J. Wayne Hutchens(1)	Director		Attorney-In-Fact
	David M. Swanson(1)	Director		August 24, 2023
	Jerry Raio(1)	Director

(1)	Original powers of attorney authorizing Joshua B. Deringer, David L. Williams and Patrick W. Galley to execute Registrant’s Registration Statement, and Amendments thereto, for the directors of the Registrant on whose behalf this Registration Statement is filed, were previously filed on August 8, 2022 as Exhibit t to the Registrant’s Registration Statement on Form N-2 (File No. 333- 266664).

(2)	Original power of attorney authorizing Joshua B. Deringer, David L. Williams and Patrick W. Galley to execute Registrant’s Registration Statement, and Amendments thereto, for the directors of the Registrant on whose behalf this Registration Statement is filed, was previously executed and is filed herewith as Exhibit t.2.

INDEX TO EXHIBITS

h.1	Distribution Agreement between Registrant and ALPS Distributors, Inc.
h.2	Sub-Placement Agent Agreement between ALPS Distributors, Inc. and UBS Securities LLC
l.3	Consent of Fund Counsel.
r.1	Combined Code of Ethics for the Registrant and RiverNorth Capital Management, LLC.
t.2	Power of Attorney for Lisa B. Mougin.